EXHIBIT 99.2

CIRCULAR DATED 16 JULY 2025

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PLEASE READ IT CAREFULLY.

This Circular is issued by Fuxing China Group Limited (the “Company”, and together with its subsidiaries, the “Group”). If you are in any doubt about the contents of this Circular or as to the course of action you should take, you should consult your stockbroker, bank manager, accountant, solicitor, tax adviser or other professional adviser immediately.

If you have sold or transferred all your shares in the capital of the Company which are held through The Central Depository (Pte) Limited (“CDP”), you need not forward this Circular, the Notice of Special General Meeting and the Proxy Form to the purchaser or transferee, as arrangements will be made by CDP for a separate Circular and accompanying documents to be sent to the purchaser or transferee. If you have sold or transferred all your shares in the Company which are not held through CDP, you should immediately forward this Circular, the Notice of Special General Meeting and the Proxy Form to the purchaser or transferee or to the bank, stockbroker or agent through whom you effected the sale or transfer, for onward transmission to the purchaser or transferee.

Capitalised terms appearing on the cover of this Circular have the same meanings as defined herein.

The SGX-ST assumes no responsibility for the accuracy of any statements or opinions made or reports contained in this Circular.

Fuxing China Group Limited

(Incorporated in Bermuda)

(Company Registration No. 38973)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

THE PROPOSED DISPOSAL OF THE ENTIRE EQUITY INTEREST OF JINJIANG

JIANXIN WEAVING CO., LTD BY A WHOLLY-OWNED SUBSIDIARY OF THE COMPANY

TO LIANSHENG (JINJIANG) NEW MATERIALS GROUP CO., LTD AT A PURCHASE

CONSIDERATION OF RMB 8,800,0000

IMPORTANT DATES AND TIMES:

Last date and time for lodgement of Proxy Form :	28 July 2025 at 11.00 a.m. (Singapore Time)

Date and time of Special General Meeting :	31 July 2025 at 11.00 a.m. (Singapore Time

Place of Special General Meeting :	Level 4, Training Room 4-2, 60 Cecil Street, ISCA House, Singapore 049709

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In this Circular, the following definitions apply throughout except where the context otherwise requires:

“Act” or “Companies Act”	:	The Companies Act 1981 of Bermuda, as amended, supplemented or modified from time to time

Board” or “Board of Directors”	:	The Board of Directors of the Company

Bye-laws”	:	The bye-laws of the Company as amended, supplemented or modified from time to time

“CDP”	:	The Central Depository (Pte) Limited

“Circular”	:	This circular to Shareholders dated 16 July 2025 in relation to the Proposed Disposal

“Company”	:	Fuxing China Group Limited, a company incorporated in Bermuda

“Completion Date”	:	The date of completion of the Proposed Disposal

“Controlling Shareholder”	:	A person who:

(a) holds directly or indirectly 15% or more of the total voting rights in the Company. The SGX-ST may determine that a person who satisfies this paragraph is not a Controlling Shareholder; or

(b) in fact exercises control over the Company

“Corporate Guarantee”	:

The corporate guarantee to be executed by the Guarantor in favour of the Vendor to be jointly and severally liable in respect of all of the Purchaser’s obligations under the SPA, including the repayment of the Outstanding Debt

“Depositor Proxy Form”	:	The proxy form in respect of the SGM to be dispatched separately to Depositors whose securities accounts (but not including a securities sub-account) maintained with CDP are credited with Shares

“Directors”	:	The directors of the Company for the time being

“EPS”	:	Earnings per Share

“First Independent Valuer”	:	Quanzhou Decheng Asset Appraisal Office (General Partnership) (泉州市德诚资产评估事务所(普通合伙), as defined in Section 2.4.1 of this Circular

“First Supplemental Agreement”	:	The supplemental agreement to the SPA dated 22 April 2025 entered into between the Vendor and the Purchaser in connection with the Proposed Disposal, as defined in Section 2.7.3 of this Circular

“First Valuation Report”	:	The valuation report dated 16 October 2024 prepared by the First Independent Valuer as defined in Section 2.4.1 of this Circular

“FY2024”	:	The financial year of the Company ended 31 December 2024

“Group”	:	The Company and its subsidiaries as at the date of this Circular

“Guarantor”	:	Liansheng (Fujian) Textile Technology Development Co., Ltd. (联盛 (福建) 纺织科技发展有限公司), as defined in Section 2.7.2 of this Circular

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“Latest Practicable Date”	:	For purposes of submission, the latest practicable date prior to the issue of this Circular, being 8 July 2025

“Listing Manual”	:	The listing manual of the SGX-ST, as amended, supplemented, or modified from time to time

“Main Board”	:	The Main Board of the SGX-ST

“Market Day”	:	A day on which the SGX-ST is open for trading in securities

“Notice of SGM”		The notice of the SGM as set out on pages N-1 to N-3 of this Circular

“NTA”	:	Net tangible assets

“Outstanding Debt”	:	The aggregate debt of approximately RMB 35,015,000 owed by the Target Company to the related corporations of the Vendor as at the Latest Practicable Date, as described in Section 2.7.4 and Section 2.8 of this Circular

“PRC”	:	The People’s Republic of China

“Proposed Disposal”	:	The proposed disposal of the Sale Equity on such terms as set out in the SPA, further details of which are provided under Section 2 of this Circular

“Proxy Form”	:	The Depositor Proxy Form and/or the Shareholder Proxy Form, as the context may require

“Purchase Consideration”	:	The consideration of RMB 8.8 million payable by the Purchaser to the Vendor in respect of 100% of the Sale Equity, as described in Section 2.7.1 of this Circular

“Purchaser”	:	Liansheng (Jinjiang) New Materials Group Co., Ltd (联盛 (晋江) 新材料集团有限公司), as defined in Section 2.1 of this Circular

“Sale Equity”	:	The equity interest held by the Vendor in the Target Company representing 100% of the total registered and paid-up capital of the Target Company, as defined in Section 2.1 of this Circular

“Second Independent Valuer”	:	Fujian Jinnuo Land Real Estate Asset Appraisal Co., Ltd. (福 建金诺土地房地产资产评估有限公司), as defined in Section 2.5.1 of this Circular

“Second Supplemental Agreement”	:	The supplemental agreement to the SPA dated 9 July 2025 entered into between the Vendor and the Purchaser in connection with the Proposed Disposal, as defined in Section 2.7.3 of this Circular

“Second Valuation Report”	:	The valuation report dated 10 March 2025 prepared by the Second Independent Valuer as defined in Section 2.5.1 of this Circular

“Securities Account”	:	Securities account maintained by a Depositor with CDP (but does not include a securities sub-account)

“SGM”	:	The special general meeting of the Company to be convened to obtain Shareholders’ approval for the Proposed Disposal

“SGX-ST”	:	Singapore Exchange Securities Trading Limited

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“Shareholders”	:	Registered holders for the time being of Shares, except that where the registered holder is the CDP, the term “Shareholders” shall, in relation to such Shares, and where the context admits, mean the Depositors whose securities accounts (but not including a securities sub-account) maintained with CDP are credited with Shares

Shareholder Proxy Form	:	The shareholder proxy form in respect of the SGM to be dispatched separately to Shareholders

“Shares”	:	Ordinary shares in the share capital of the Company

“Share Transfer Agent”	:	Boardroom Corporate & Advisory Services Pte Ltd

“SPA”	:	The sale and purchase agreement dated 11 December 2024 entered into between the Vendor and the Purchaser in connection with the Proposed Disposal, as defined in Section 2.1 of this Circular

“Substantial Shareholder”	:	A person who has an interest or interests in one or more voting shares in the Company and the total votes attached to that share, or those shares, is not less than 5% of the total votes attached to all the voting shares in the Company

“Target Company” or “Jianxin”	:	Jinjiang Jianxin Weaving Co., Ltd., an indirect wholly-owned subsidiary of the Company, as defined in Section 1 of this Circular

“Valuation Cut-off Date”	:	31 July 2024, as defined in Section 2.4.1 of this Circular

“Vendor”	:	Jade Star Group Holdings Limited, a wholly-owned subsidiary of the Company, as defined in Section 1 of this Circular

Currencies Units and Others

“RMB”	:	Renminbi

“S$”, “$” and “cents”	:	Singapore dollars and cents, respectively

“US$” and “US$ cents”	:	United States dollars and cents, respectively

“%”	:	Per centum or percentage

The terms “Depositor” and “Depository Register” shall have the meanings ascribed to them respectively in Section 81SF of the Securities and Futures Act 2001 of Singapore. The term “subsidiary,” “subsidiary holdings,” “holding company” and “associated company” shall have the meanings ascribed to them in the Listing Manual and/or Section 5 of the Companies Act 1967 of Singapore, as the case may be.

Words importing the singular shall, where applicable, include the plural and vice versa, and words importing the masculine gender shall, where applicable, include the feminine and the neuter genders and vice versa. Words importing persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being, amended or re-enacted. Any word defined under the Act or the Listing Manual or any modification thereof and used in this Circular shall, where applicable, have the same meaning assigned to it under the Act or the Listing Manual or such modification thereof, as the case may be, unless otherwise provided.

Any reference to a time of day or date in this Circular shall be a reference to Singapore time or date unless otherwise stated.

Any discrepancy with the tables in this Circular between the listed amounts and the totals thereof is due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Unless otherwise stated, all currency translations used in this Circular are based on the exchange rate of S$1:RMB5.612, as at the Latest Practicable Date (as extracted from Bloomberg L.P.).

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Fuxing China Group Limited

(Incorporated in Bermuda)

(Company Registration No. 38973)

Directors:	Registered Office:

Hong Qing Liang, Executive Chairman	Clarendon House
Hong Peng You, Executive Director	2 Church Street
Low See Lien, Lead Independent Director	Hamilton HM 11
Koh Boon Chiao, Independent Director	Bermuda
Tsang Ngo Yin, Independent Director

Date: 16 July 2025

To: The Shareholders of Fuxing China Group Limited

Dear Sir/Madam

1.	INTRODUCTION

The Directors are convening an SGM to be held on 31 July 2025 at 11.00 a.m. (Singapore Time) to seek Shareholders’ approval for the proposed disposal of its indirect wholly-owned subsidiary, Jinjiang Jianxin Weaving Co., Ltd. (the “Target Company” or “Jianxin”), by Jade Star Group Holdings Limited (the “Vendor”), a wholly-owned subsidiary of the Company, to the Purchaser.

The purpose of this Circular is to provide Shareholders with information relating to the Proposed Disposal and to seek Shareholders’ approval for the same at the SGM. The Notice of SGM is set out on pages N-1 to N-3 of this Circular.

The SGX-ST takes no responsibility for the contents of this Circular, including the accuracy, completeness or correctness of any of the information, statements or opinions made or reports contained in this Circular.

2.	THE PROPOSED DISPOSAL

2.1	Background

On 11 December 2024, the Company announced that its wholly-owned subsidiary, Jade Star Group Holdings Limited (or the Vendor), had entered into a conditional share purchase agreement (the “SPA”) with Liansheng (Jinjiang) New Materials Group Co., Ltd (联盛 (晋江) 新材料集团有限公司) (the “Purchaser”) for the disposal of all of the equity interest held by the Vendor in the Target Company (the “Sale Equity”), representing 100% of the total registered and paid up capital of the Target Company. Subsequent announcements were released by the Company on 7 March 2025, 22 April 2025 and 9 July 2025 to update shareholders on the Proposed Disposal.

The Proposed Disposal constitutes a “major transaction” under Chapter 10 of the Listing Manual and is conditional upon the approval of the Shareholders. For further details on the relative figures in respect of the Proposed Disposal computed on the bases set out in Rule 1006 of the Listing Manual, please refer to Section 3 of this Circular.

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2.2	Information on the Purchaser

Shareholders should note that information relating to the Purchaser in this Section and elsewhere in this Circular has been provided by the Purchaser. The Company and the Directors have not independently verified the accuracy and correctness of such information herein. The sole responsibility of the Directors and the Company for the purpose of such information has been to ensure that such information has been accurately and correctly extracted and reproduced in this Circular in its proper form and context.

The Purchaser is a company incorporated under the laws of the PRC, having its registered address at 118 Longshi Road, Longhu Town, Jinjiang City, Fujian Province, PRC. The Purchaser is engaged in the business of, among others, providing new material technology promotion services and Internet of Things technology and application services. The Purchaser was introduced to the Vendor through a mutual business associate of Hong Qing Liang, the Executive Chairman and controlling shareholder of the Company.

As at the Latest Practicable Date and to the best of the Directors’ knowledge, information and belief, the Purchaser and the Guarantor are independent of the Group and do not have any shareholding interest, direct or indirect in the Company, nor are there any existing or prior relationship (including business relationship) between the Purchaser and/or the Guarantor with the Group, the Directors, the controlling shareholders of the Company, or their respective associates.

There are no introducer fees paid or to be paid by the Company in connection with the Proposed Disposal.

2.3	Information on the Target Company

The Target Company, being wholly-owned by the Vendor and an indirect wholly-owned subsidiary of the Company, is a company incorporated under the laws of the PRC and is engaged in the manufacturing and sales of dyed yarn.

The financial information of the Target Company is as follows:

Balance Sheet
	FY2021 (RMB)	FY2022 (RMB)	FY2023 (RMB)	FY2024 (RMB)	As at 31 July 2024 (RMB)
Non-current Assets
Property, plant and equipment	28,034,425	24,787,985	21,662,103	18,050,703	19,243,944
Land use right	7,974,390	7,656,474	7,338,559	7,020,643	7,153,108
	36,008,815	32,444,459	29,000,662	25,071,346	26,397,052
Current Assets
Inventories	190,887	7,584	3,764	200,087	50,339
Trade receivables	2,468,181	2,013,706	842,958	1,267,281	792,532
Other receivables	4,900,762	9,593,340	10,596,058	216,994	259,310
Prepayments	1,652,800	1	171,706	278,600	371,977
Cash and bank deposit	794,887	410,077	311,284	303,772	269,386
	10,007,517	12,024,708	11,925,770	2,266,734	1,743,5441

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	FY2021 (RMB)	FY2022 (RMB)	FY2023 (RMB)	FY2024 (RMB)	As at 31 July 2024 (RMB)
Current Liabilities
Trade payables	(3,973,483)	(5,389,886)	(1,584,347)	(426,020)	(232,354)
Other payables	(5,025,591)	(4,673,615)	(3,749,933)	(2,864,431)	(88,934)
Advances from customers	(2,061,055)	(957,164)	(1,049,645)	(1,311,527)	(1,434,448)
Amount due to related
companies	(300,000)	(23,798,299)	(43,416,944)	(34,994,704)	(35,014,736)
Amount due to directors	(22,848,299)	2,618,412	3,208,926	–	–
Short-term bank loan	(18,900,000)	(18,900,000)	–	–	–
	(53,108,428)	(51,100,552)	(46,591,943)	(39,596,682)	(36,770,472)
Non-current Liabilities
Deferred tax liabilities	(5,484,554)	(5,484,554)	(5,484,554)	(5,484,554)	(5,988,729)
Net Liability Value	(12,576,650)	(12,115,939)	(11,150,065)	(17,743,157)	(14,618,605)

Profit and Loss

	FY2021 (RMB)	FY2022(RMB)	FY2023 (RMB)	FY2024 (RMB)	As at 31 July 2024 (RMB)

Profit/(Loss) before Tax	(2,438,621)	483,764	1,007,146	(6,545,151)	(20,229,279)

Based on the latest audited consolidated financial statements of the Group for FY2024, the Target Company has a net liability value of approximately RMB17,743,157, and the net loss attributable to the Target Company was approximately RMB6,545,151.

The net loss attributable to the Target Company for FY2024 comprised primarily of (i) the provision of loss allowances of approximately RMB6.8 million from 晋江溢泰织造机械有限 which negated the gains arising from the disposal of old and obsolete plant and machinery of approximately RMB6,115,800 (which represented the excess of the sales proceeds of RMB6.8 million received by the Target Company in respect thereof over the net book value of RMB684,200 of such old and obsolete plant and machinery), (ii) the provision of loss allowance of approximately RMB10.2 million from 晋江金泉环保有限公司in relation to an environmental improvement project aimed at improving the sewage water discharge process so as to enable the Target Company to comply with the increasingly stringent environmental laws of the PRC; and (iii) the Target Company’s net loss arising from the manufacturing and sales of dyed yarn of approximately RMB2.4 million.

The loss of the Target Company was partially offset by the gains from non-recurring and one-off transactions involving the reversal of the loss allowance for trade receivables of approximately RMB3,261,287 arising from the collection of the trade receivables which have been outstanding for more than two (2) years as a result of the Target Company’s renewed efforts in following up closely with its debtors and the reversal of the loss allowance for advances to suppliers of approximately RMB2,498,190 as a result of unutilised pre-payments. Such extraordinary gains represented in aggregate approximately 88.00% of the net loss of the Target Company for FY2024.

1  In preparing the accounts of the Target Company for 31 July 2024, loss allowances amounting to an aggregate of approximately RMB17 million were made in respect of other receivables that have been outstanding for over six (6) months on the advice of the Target Company’s PRC auditors.

Such loss allowances comprised: (1) approximately RMB6.8 million from 晋江溢泰织造机械有限公司; and (2) approximately RMB10.2 million from 晋江金泉环保有限公司. Both 晋江溢泰织造机械有限公司 and 晋江金泉环保有限公司 are unrelated to the Company, the Directors, the controlling shareholders of the Company, or their respective associates.

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Save for the non-recurring and one-off transactions as well as the net loss arising from the provision of loss allowance and the manufacturing and sales of dyed yarn, the Target Company’s other sources of income for FY2024 includes rent received in respect of the properties owned by the Target Company. The net income generated by the Target Company from renting out such properties amounted to approximately RMB1.0 million and represented approximately 15.45% of the net loss of the Target Company for FY2024.

The significant increase in the other payables from RMB88,934 as at 31 July 2024 to RMB2,864,431 as at 31 December 2024 comprises mainly of (i) VAT payables of approximately RMB 1,178,562; (ii) provision for social contribution of approximately RMB 1,121,754; (iii) provision for property tax of approximately RMB274,287; and (iv) other accrual expenses of approximately RMB201,434.

The open market value of the Sale Equity is not available as the Sale Equity is not publicly traded.

2.4	Independent Valuation

2.4.1	Information on the First Independent Valuer

The Company had commissioned a valuation of the market value of 100% equity interest in the Target Company (the “Valuation”) as at 31 July 2024 (“Valuation Cut-off Date”) by an independent third-party valuer, Quanzhou Decheng Asset Appraisal Office (General Partnership) (泉州市德诚资产评估事务所(普通合伙) (the “First Independent Valuer”), for the purposes of this Proposed Disposal and in compliance with Rule 1014(5) of the Listing Manual.

To the best of the Directors’ knowledge, the First Independent Valuer was established in 1994 and currently comprises of 15 employees and each of its two partners have at least 16 years of experience in the valuation industry. The First Independent Valuer has undertaken valuation work for established corporations and listed companies such as Yuzhou Properties Company Limited (厦门禹洲集团), Youlanfa Group (优兰发集团) and the Industrial and Commercial Bank of China Limited (Xiamen Branch) (中国工商银行股份有限公司厦门市分行), which are listed on the Hong Kong Stock Exchange and/or the Shanghai Stock Exchange, as well as Yeagood Inc. (福建夜光达科技股份有限公司) and Baichuan Resources Recycling (福建佰川资源再生科技股份有限公司) which are listed on the National Equities Exchange and Quotations in the PRC.

The First Independent Valuer is accredited under the China Appraisal Society, a self-disciplinary organization of the appraisal profession under the supervision, regulation and guidance of the Ministry of Finance in the PRC and a member of the World Association of Valuation Organisation and the International Valuation Standards Council. The First Independent Valuer has confirmed that neither the First Independent Valuer and the relevant professional has received any disciplinary or enforcement actions previously.

The First Independent Valuer has confirmed that it (i) does not have any interest, directly or indirectly, in the shares of the Group; and (ii) does not have any economic interest in the Group, including any interest in the success of the Proposed Disposal. Accordingly, the First Independent Valuer is independent from the Company.

The First Independent Valuer has also confirmed that it is also independent of the Vendor, the Target Company, the Company, its directors and substantial shareholders, the Purchaser, its directors and substantial shareholders and their respective associates.

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2.4.2	First Valuation Report

A valuation report dated 16 October 2024 has been prepared in accordance with the International Valuation Standards and issued by the First Independent Valuer (“First Valuation Report”) in respect of the independent valuation on the market value of 100% equity interest in the Target Company as at the Valuation Cut-off Date, and the summary of the First Valuation Report is set out in Appendix A to this Circular.

Based on the First Valuation Report, the Sale Equity recorded a negative book value amounting to approximately RMB14.6 million as at the Valuation Cut-off Date. The First Independent Valuer had adopted the asset-based approach in determining the market value of the Sale Equity which was valued at approximately RMB8.3 million as at the Valuation Cut-off Date.

Based on the First Valuation Report, the breakdown of the book value and the Valuation of the Company as at the Valuation Cut-off Date is set out as follows:

	Book Value	Valuation
	(RMB)	(RMB)
Non-Current Assets
Fixed assets (property, plant and equipment)	19,243,944	30,005,186
Intangible assets (land use rights)	7,153,108	19,315,980
	26,397,052	49,321,166
Current Assets	1,743,545	1,742,931
Total Assets	28,140,597	51,064,096
Current Liabilities	(36,770,473)	(36,770,473)
Non-Current Liabilities	(5,988,729)	(5,988,729)
Total Liabilities	(42,759,202)	(42,759,202)
Net (Liability) / Asset Value	(14,618,605)	8,304,895

Shareholders are advised to read and consider the summary of the First Valuation Report issued by the First Independent Valuer in respect of the independent valuation of the Sale Equity carefully, in particular the basis of the valuation, the valuation methodology and the valuation assumptions.

2.5	Second Independent Valuation

2.5.1	Appointment of Second Independent Valuer

On 7 March 2025, the Company announced that, pursuant to its consultation with the SGX-ST, the Group had appointed an additional independent third-party valuer, Fujian Jinnuo Land Real Estate Asset Appraisal Co., Ltd. (福建金诺土地房地产资产评估有限公司) (“the “Second Independent Valuer”), to carry out an independent valuation of the market value of 100% equity interest in the Target Company for the purposes of the Proposed Disposal (the “Second Valuation”) and for public disclosure in this Circular.

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2.5.2	Information on the Second Independent Valuer

To the best of the Directors’ knowledge, the Second Independent Valuer was established in August 2005 and currently comprises of approximately 100 employees, including 49 professional and technical personnel, comprising 29 registered real estate appraisers, 10 land appraisers, 10 asset appraisers, and 51 other professionals. The Second Independent Valuer also operates across multiple cities in the PRC, including, but not limited to, Longyan, Putian, Zhangzhou, Xiamen, Quanzhou, Sanming, Ningde, and Nanping.

The Second Independent Valuer has undertaken valuation work for established corporations and listed companies such as Xinhuanet Co., Ltd. (新华网), Joeone Co., Ltd. (九牧王), Guirenniao Co., Ltd. (贵人鸟集团) and Fujian Spring Ecological Technology Co., Ltd. (春天生态科技), which are listed on the Shanghai Stock Exchange; Country Garden Holdings Company Limited (碧桂园投资) and Xiamen Yanjan New Material Co.,Ltd (延江股份), which are listed on the Hong Kong Stock Exchange; as well as Fujian Guohang Ocean Shipping (Group) Co., Ltd.(国航远洋) and Fujian SBS Zipper Science & Technology Co.,Ltd. (浔兴拉链) which are listed on the Beijing Stock Exchange and the Shenzhen Stock Exchange respectively.

The Second Independent Valuer is accredited by and registered with the China Appraisal Society, a self-disciplinary organization of the appraisal profession under the supervision, regulation and guidance of the Ministry of Finance of the People’s Republic of China and a member of the World Association of Valuation Organisation and the International Valuation Standards Council. The Second Independent Valuer has confirmed that neither the Second Independent Valuer and the relevant professional has received any disciplinary or enforcement actions previously.

The Second Independent Valuer has confirmed that it (i) does not have any interest, directly or indirectly, in the shares of the Group; and (ii) does not have any economic interest in the Group, including any interest in the success of the Proposed Disposal. Accordingly, the Second Independent Valuer is independent from the Company.

The Second Independent Valuer has also confirmed that it is also independent of the Vendor, the Target Company, the Company, its directors and substantial shareholders, the Purchaser, its directors and substantial shareholders and their respective associates.

2.5.3	Second Valuation Report

A valuation report dated 10 March 2025 has been prepared in accordance with the International Valuation Standards and issued by the Second Independent Valuer (“Second Valuation Report”) in respect of the independent valuation on the market value of 100% equity interest in the Target Company as at the Valuation Cut-off Date, and the summary of the Second Valuation Report is set out in Page B-1 of Appendix B to this Circular.

Based on the Second Valuation Report, the Sale Equity recorded a negative book value amounting to approximately RMB14.6 million as at the Valuation Cut-off Date. The Second Independent Valuer had adopted the cost approach in determining the market value of the Sale Equity which was valued at approximately RMB7.8 million as at the Valuation Cut-off Date.

Based on the Second Valuation Report, the breakdown of the book value and the Second Valuation of the Company as at the Valuation Cut-off Date is set out as follows:

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	Book Value	Second Valuation
	(RMB)	(RMB)
Non-Current Assets
Fixed assets (property, plant and equipment)	19,243,944	29,519,955
Intangible assets (land use rights)	7,153,108	19,343,456
	26,397,052	48,863,411
Current Assets	1,743,545	1,743,545
Total Assets	28,140,597	50,606,956
Current Liabilities	(36,770,473)	(36,770,473)
Non-Current Liabilities	(5,988,729)	(5,988,729)
Total Liabilities	(42,759,202)	(42,759,202)
Net (Liability) / Asset Value	(14,618,605)	7,847,754

Shareholders are advised to read and consider the summary of the Second Valuation Report issued by the Second Independent Valuer in respect of the independent valuation of the Sale Equity carefully, in particular the basis of the valuation, the valuation methodology and the valuation assumptions.

2.5.4	Comparison to First Valuation Report

Both the First Independent Valuer and the Second Independent Valuer had determined the market value of the Sale Equity via the asset-based and cost approach respectively and the difference in the valuation of the Sale Equity between the First Valuation Report and the Second Valuation Report is illustrated below:

	First Valuation by the First Independent Valuer	Second Valuation by the Second Independent Valuer
	(RMB)	(RMB)
Non-Current Assets
Fixed assets (property, plant and equipment)	30,005,186	29,519,955
Intangible assets (land use rights)	19,315,980	19,343,456
	49,321,166	48,863,411
Current Assets	1,742,931	1,743,545
Total Assets	51,064,096	50,606,956
Current Liabilities	(36,770,473)	(36,770,473)
Non-Current Liabilities	(5,988,729)	(5,988,729)
Total Liabilities	(42,759,202)	(42,759,202)
Net Asset Value	8,304,895	7,847,754

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Under the International Valuation Standards (IVS) (Effective 31 January 2025), the cost approach provides an indication of value by calculating the current replacement or reproduction cost of an asset and making deductions for all relevant forms of obsolescence. This is similar to the asset- based approach, which is based on the principle that an asset is worth no more than it would cost to replace all of its constituent parts (International Valuation Standards, Sixth Edition).

Further, the valuation methodology applied by both Independent Valuers, as disclosed in the respective Summary Valuation Reports, are the same:

(a)	Fixed Assets (Property, Plant and Equipment): Both Independent Valuers applied the replacement cost method;

(b)	Intangible Asset (Land Use Rights): Both Independent Valuers applied the benchmark land price adjustment method; and

(c)	Current Assets & Liabilities: Both Independent Valuers relied upon the audited report of the Target Company’s assets and liabilities as at 31 July 2024 prepared by its PRC auditors.

Accordingly, the Company has confirmed that there are no material differences between the valuation approach and the valuation methodology applied by both Independent Valuers in valuing the Sale Equity.

The valuation of the Sale Equity of RMB7.8 million by the Second Independent Valuer does not vary significantly from the valuation of the Sale Equity of RMB8.3 million by the First Independent Valuer and both valuations are below the Purchase Consideration of RMB8.8 million for the purchase of the Sale Equity under the terms of the SPA.

The parties to the SPA confirmed that there will not be any change to the terms of the SPA, including the Purchase Consideration, arising from the Second Valuation.

2.6	Gain from the Proposed Disposal

Based on the First Valuation Report and the Second Valuation Report, the Purchase Consideration (as defined below) represents an excess of approximately RMB23.4 million (or approximately S$4.2 million) over the negative book value of the Sale Equity amounting to approximately RMB14.6 million as at the Valuation Cut-off Date.

RMB’000

Purchase consideration under the SPA	8,800

Add: Net Liability Value as at 31 July 2024	14,619

Gain on disposal	23,419

2.7	Principal Terms of the SPA

2.7.1	Consideration

Pursuant to the SPA, the aggregate purchase consideration payable by the Purchaser to the Vendor for the purchase of the Sale Equity is RMB8.8 million (or approximately S$1.6 million) in cash (“Purchase Consideration”). The Purchase Consideration shall be payable by the Purchaser in full to the Vendor’s bank account by way of bank remittance upon completion of the Proposed Disposal, which shall take place within 90 business days from the date of the SPA in accordance with Section 2.7.3 of this Circular (“Completion Date”).

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On 22 April 2025, the Company announced that the Vendor and the Purchaser had entered into the supplemental agreement (the “First Supplemental Agreement”) and mutually agreed to extend the Completion Date to be no later than 30 June 2025.

On 9 July 2025, the Company announced that the Vendor and the Purchaser had entered into the second supplemental agreement (the”Second Supplemental Agreement”) and mutually agreed to further extend the Completion Date to be no later than than 31 December 2025.

The aforesaid Purchase Consideration was determined pursuant to commercial negotiations between the Purchaser and Jade Star in good faith and on an arm’s length basis, taking into account (i) the valuation of the Target Company’s net asset attributable to the Sale Equity of approximately RMB8.3 million (or approximately S$1.5 million) as set out in the First Valuation Report, (ii) the repayment of the Outstanding Debt, details of which are set out under Sections 2.7.4 and 2.8 of this Circular, and (iii) the general market conditions pertaining to the industry in which the Target Company operates in, among others.

2.7.2	Conditions Precedent
The completion of the Proposed Disposal is conditional on the fulfilment of the following conditions, among others:

(a)

the delivery of a corporate guarantee executed by Liansheng (Fujian) Textile Technology Development Co., Ltd. (联盛 (福建) 纺织科技发展有限公司)2 (the “Guarantor”) to Jade Star to be also liable in respect of all of the Purchaser’s obligations under the SPA, including the repayment of the Outstanding Debt (the “Corporate Guarantee”);

(b)	Jade Star and the Purchaser having obtained all authorisations necessary for completion of the Proposed Disposal, including relevant board and shareholders’ resolution;

(c)	there being no breach of the representations and warranties given by the Purchaser or Jade Star as set forth in the SPA;

(d)	the approval of the Company’s Board of Directors of the Proposed Disposal; and

(e)	the approval of the Company’s shareholders of the Proposed Disposal at a general meeting to be convened.

2.7.3	Completion

The Proposed Disposal will complete by no later than 31 December 2025. On Completion Date, Jade Star will transfer or procure to be transferred the respective equity interest in the Target Company to the Purchaser in accordance with the SPA and shall, along with the Purchaser, cause such transfers to be duly registered with the relevant governmental, regulatory or other authorities against the receipt of (i) the full payment by the Purchaser of the Purchase Consideration, and (ii) the duly executed Corporate Guarantee by Liansheng (Fujian) Textile Technology Development Co., Ltd. (联盛 (福建) 纺织科技发展有限公司).

2  Based on the Guarantor’s financial information as at 30 September 2024, the Guarantor has a net asset value of RMB458 million as at 30 September 2024. The Purchaser and the Guarantor share a common major shareholder and legal representative, Huang Wukuang (黄乌框), who has an interest in approximately 60% and 90% of the equity of the Purchaser and the Guarantor respectively. Huang Wukuang is independent of the Group and does not have any shareholding interest, direct or indirect in the Company, nor is there any existing or prior relationship (including business relationship) between him and the Group, the Directors, the controlling shareholders of the Company, or their respective associates.

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2.7.4	Post-Completion Undertaking

Following completion of the Proposed Disposal, the Purchaser shall ensure and has guaranteed that the Target Company complies with the following schedule to repay all outstanding debts owing by the Target Company to the related corporations of the Vendor based on the management accounts of the Target Company, which shall be final and binding, as at the date of the completion of the Proposed Disposal up to a maximum of RMB40 million3 (“Outstanding Debt”):

(a)	30% of the Outstanding Debt within 45 business days from the date of completion of the Proposed Disposal;

(b)	30% of the Outstanding Debt within 90 business days from the date of completion of the Proposed Disposal; and

(c)	remaining 40% of the Outstanding Debt within 120 business days from the date of completion of the Proposed Disposal.

Such Outstanding Debt arose from interest-free loans granted to the Target Company for working capital purposes by the respective creditors listed under Section 2.8 of this Circular below.
2.7.5	Representations and Warranties
Pursuant to the SPA, the key representations and warranties provided by the Purchaser includes, among others, the following:

(a)	it has, and has procured, the financial resources to pay the Purchase Consideration and repay the Outstanding Debt in accordance with the SPA; and

(b)	the funds utilised by the Purchaser to pay the Purchase Consideration and repay the Outstanding Debt in accordance with the SPA are not derived from illegal means and/or illegal acts.

2.8	Details of the Outstanding Debt
As at the Latest Practicable Date, the Outstanding Debt amounts to approximately RMB35 million (or approximately S$6.2 million) and a breakdown of the same is as follows:

Name of Creditor	Amount Owing by the Target Company (RMB ’000)

Jinjiang Fookhing Zipper Co., Ltd[1]	34,995

Note:
(1)	The Creditor is an indirect wholly-owned subsidiary of the Company.

For avoidance of doubt, the final amount of the Outstanding Debt to be repaid shall be based on the management accounts of the Target Company as at the date of the completion of the Proposed Disposal, which shall be final and binding.

3 For the avoidance of doubt, the guarantee of the maximum amount of RMB40 million in respect of the Outstanding Debt does not include the Purchase Consideration of RMB8.8 million.

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2.9	Use of Proceeds

The net proceeds from the Proposed Disposal amounting to approximately RMB8.6 million (after taking into account the deduction of expenses of approximately RMB167,800 (or approximately S$29,900) in connection with the Proposed Disposal) will be used for the general working capital requirements of the Group, bolster the Group’s immediate liquidity and working capital and improve its financial position.

The amount of approximately RMB35 million arising from the repayment of the respective Outstanding Debt to the Group as at the Latest Practicable Date will also be used for the general working capital requirements of the Group as well.

2.10	Rationale for the Proposed Disposal

The Board believes that the Proposed Disposal is in the best interest of the Company and Shareholders for the following reasons:

Winding Down of Business Operations & Increase in Future Operating Costs

The Board notes that Jianxin had recorded losses in respect of its principal business activity, the manufacturing and sales of dyed yarn, for the last four completed financial years and FY2024, details of which, in addition to the Group’s net profit / (loss) recorded in the respective period, are set out as follows:

	FY2020 (RMB)	FY2021 (RMB)	FY2022 (RMB)	FY2023 (RMB)	FY2024 (RMB)

Jianxin’s (Loss) arising from manufacturing and sale of dyed yarn	(8,839,758)	(1,921,374)	(1,683,263)	(268,677)	(2,431,552)

Group’s Profit / (Loss) before tax	(142,514,611)	56,930,896	28,408,758	(7,609,744)	3,346,280

The business operations of Jianxin have been winding down over the past few years due to the ageing machinery and the high costs involved in the replacement of such machinery. Further, the winding down of Jianxin’s business operations does not significantly affect the other business operations of the Group. Additionally, given that the PRC intends to introduce stricter environmental regulations in respect of the manufacturing of dyed yarns, the Board expects the operating costs of Jianxin to increase in order to ensure compliance with the new regulations to be introduced. Taking into consideration the foregoing, the operational revenue is not expected to be significant.

Following the completion of the Proposed Disposal, the Group will continue to operate its existing core business activities, comprising (i) the production and sale of zippers (including zipper chains and zipper sliders); (ii) the provision of zipper processing services; and (iii) trading of textile, raw and auxiliary materials.

Loss of Rental Income

The properties owned by Jianxin comprise of factory buildings, boiler room, warehouse, storage facility, administrative office and workers’ dormitories, with a total built-up area of approximately 31,000 square metres. As at the Latest Practicable Date, approximately 20.6% of the aforesaid premises have been rented out.

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Based on the First Valuation Report and the Second Valuation Report, such properties were valued at an aggregate of approximately RMB29.8 million (being the average of the First Valuation Report and the Second Valuation Report) based on the “replacement cost” method and by taking into account the current state of the properties as the First Independent Valuer and the Second Independent Valuer were not able to obtain any information regarding recent comparable transactions to determine their market value.

The Board also notes that rental income collected from the aforesaid properties decreased to approximately RMB1.0 million in FY2024 due to the termination and non-renewal of several tenancies. Due to the difficulties faced in securing new tenants due to the currently challenging economy, the Board does not expect any improvement in the short term.

Net Liability Position

Jianxin has been in a net liability position for the last five completed financial years arising primarily due to the Outstanding Debt. The repayment of the Outstanding Debt pursuant to the SPA would thus allow the Group to recover its investments in Jianxin and significantly improve the Group’s immediate liquidity and working capital position.

Given the aforementioned reasons, the Proposed Disposal is expected to improve the Group’s future financial position and operational performance. It will also allow the Group to focus on its other business, and re-strategise and re-allocate its financial and capital resources resulting in more working capital for the expansion of the Group’s other businesses or into other new businesses. This may, in turn, enhance long-term shareholders’ value of the Company.

The Proposed Disposal will also not have any material impact on the Group’s core businesses and/ or business segments.

3.	RELATIVE FIGURES COMPUTED ON THE BASES SET OUT IN RULE 1006 OF THE LISTING MANUAL

The relative figures for the Proposed Disposal computed on the bases set out in Rule 1006 of the Listing Manual and based on the audited consolidated financial statements of the Group for FY2024 are as follows:

	Bases under Rule 1006	Relative Figure (%)
(a)	The net asset value of the assets to be disposed of, compared with the group’s net asset value.	(3.10)(1)
(b)	The net profits / (loss) attributable to the assets acquired or disposed of, compared with the group’s net profits.(2)	(195.59)(3)
(c)	The aggregate value of the consideration given or received, compared with the issuer’s market capitalisation based on the total number of issued shares excluding treasury shares.	234.54(4)
(d)	The number of equity securities issued by the issuer as consideration for an acquisition, compared with the number of equity securities previously in issue.	Not Applicable
(e)

The aggregate volume or amount of proved and probable reserves to be disposed of, compared with the aggregate of the group’s proved and probable reserves. This basis is applicable to a disposal of mineral, oil or gas assets by a mineral, oil and gas company, but not to an acquisition of such assets. If the reserves are not directly comparable, the Exchange may permit valuations to be used instead of volume or amount.

Not Applicable

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Notes:

(1)

Based on the net liability value attributable to the Sale Equity of approximately RMB17,743,000 (or approximately S$3,321,415) as of 31 December 2024 and the net asset value of the Group of RMB571,689,000 (or approximately S$107,017,784) as at 31 December 2024 based on the exchange rate of S$1:RMB5.342, as at 31 December 2024 (as extracted from Bloomberg L.P.).

(2)	“Net profits” means profit or loss including discontinued operations that have not been disposed and before income tax and non-controlling interests.

(3)

Based on the net loss attributable to the Sale Equity of approximately RMB6,545,000 (or approximately S$1,225,197) for FY2024 and the Group’s net profit of approximately RMB3,346,000 (or approximately S$626,357) for FY2024 based on the exchange rate of S$1:RMB5.342, as at 31 December 2024 (as extracted from Bloomberg L.P.).

(4)

On the basis that RMB43.8 million is deemed to be the aggregate consideration for the Proposed Disposal (or approximately S$7.8 million) comprising (i) the Purchase Consideration of RMB8.8 million (or approximately S$1.6 million); as well as (ii) the Outstanding Debt of approximately RMB35.0 million (or approximately S$6.2 million) assuming that there is no change to the Outstanding Debt between the date of the SPA and the date of completion of the Proposed Disposal, and the market capitalisation of the Company being approximately S$3,441,088 (or approximately RMB18,681,257) which is determined by multiplying 17,205,438 shares in issue (excluding treasury shares) by the volume weighted average price of SGD0.200 per share on 10 December 2024 (being the last market day on which the shares of the Company were traded on the SGX-ST preceding the date of the SPA).

As the relative figures in (b) computed on the basis set out in Rule 1006 of the Listing Manual above involve negative figures, they may not give a meaningful indication of the significance of the transaction to the Company. Notwithstanding the foregoing, on the application of paragraph 4 of Practice Note 10.1 of the Listing Manual shall apply to the transaction and the Proposed Disposal constitutes a “major transaction” under Chapter 10 of the Listing Manual. Accordingly, the Proposed Disposal is subject to the approval of Shareholders at the SGM.

4.	FINANCIAL EFFECTS OF THE PROPOSED DISPOSAL

The financial effects of the Proposed Disposal are presented for illustrative purposes only and are not intended to reflect the actual future financial performance and position of the Company or the Group after the completion of the Proposed Disposal and the repayment of the respective Outstanding Debt to the Group.

The financial effects set out below have been computed based on the latest audited consolidated financial statements of the Group for FY2024 as well as based on the following bases and key assumptions:

(a)

the financial effects of the Proposed Disposal and the repayment of the respective Outstanding Debt to the Group on the NTA per Share of the Group and the gearing of the Group are computed assuming that the Proposed Disposal and the repayment of the respective Outstanding Debt to the Group was completed on 31 December 2024;

(b)

the financial effects of the Proposed Disposal and the repayment of the respective Outstanding Debt to the Group on the EPS of the Group are computed assuming that the Proposed Disposal and the repayment of the respective Outstanding Debt to the Group was completed on 1 January 2024;

(c)	there being no change to the Outstanding Debt of approximately RMB35.0 million (or approximately S$6.2 million) between the date of the SPA and the date of completion of the Proposed Disposal; and

(d)	expenses incurred in connection with the Proposed Disposal and the repayment of the respective Outstanding Debt to the Group are estimated to be approximately RMB167,800.

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4.1	NTA per Share

As at 31 December 2024	Before the Proposed Disposal	After the Proposed Disposal (Before Repayment of Outstanding Debt)	After the Proposed Disposal (After Repayment of Outstanding Debt)(1)
NTA (RMB’000) (2)	546,779	573,322	573,322
Number of Shares (excluding treasury shares)	17,205,438	17,205,438	17,205,438
NTA per Share (RMB)	31.78	33.32	33.32

Notes:

(1)

In accordance with the SPA, approximately RMB35 million will be repaid to Jinjiang Fookhing Zipper Co., Ltd, an indirect wholly-owned subsidiary of the Company. Given that the Outstanding Debt relates to an inter-company loan between the Target Company and an entity of the Group, the Outstanding Debt is set-off on a consolidated basis. Accordingly, the repayment of the Outstanding Debt would also not have any financial effect at a consolidated Group level.

(2)

Notwithstanding that the non-current assets attributable to land use rights of approximately RMB22,406,000 has been presented as a separate line item in the Company’s latest audited consolidated financial statements of the Group for FY2024, such assets are recognised as an intangible asset in accordance with the SFRS(I). As such, the NTA has been determined to be approximately RMB546,779,000 instead of RMB569,185,000.

4.2	EPS

For FY2024	Before the Proposed Disposal	After the Proposed Disposal (Before Repayment of Outstanding Debt)	After the Proposed Disposal (After Repayment of Outstanding Debt) 1
Profit attributable to shareholders of the Company (RMB’000)	698	27,241	27,241
Number of Shares (excluding treasury shares)	17,205,438	17,205,438	17,205,438
EPS (RMB)	0.04	1.58	1.58

Note:

(1)

In accordance with the SPA, approximately RMB35 million will be repaid to Jinjiang Fookhing Zipper Co., Ltd, an indirect wholly-owned subsidiary of the Company. Given that the Outstanding Debt relates to an inter-company loan between the Target Company and an entity of the Group, the Outstanding Debt is set-off on a consolidated basis. Accordingly, the repayment of the Outstanding Debt would also not have any financial effect at a consolidated Group level.

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4.3	Gearing

For FY2024	Before the Proposed Disposal	After the Proposed Disposal (Before Repayment of Outstanding Debt)	After the Proposed Disposal (After Repayment of Outstanding Debt) 1
Total Borrowings of the Group (RMB’000)	204,575	204,575	204,575
Shareholder’ Equity (RMB’000)	571,180	597,723	597,723
Gearing Ratio	0.36	0.34	0.34

Note:

(1)

In accordance with the SPA, approximately RMB35 million in aggregate will be repaid to Jinjiang Fookhing Zipper Co., Ltd, an indirect wholly-owned subsidiary of the Company. Given that the Outstanding Debt relates to an inter- company loan between the Target Company and an entity of the Group, the Outstanding Debt is set-off on a consolidated basis. Accordingly, the repayment of the Outstanding Debt would also not have any financial effect at a consolidated Group level.

5.	DIRECTORS’ AND SUBSTANTIAL SHAREHOLDERS’ INTEREST

As at the Latest Practicable Date, the interests of Directors and substantial shareholders of the Company in the Shares, based on the Company’s Register of Directors’ Shareholdings and Register of Substantial Shareholders respectively are as follows:

	Direct Interests		Deemed Interests		Total Interests
Name of Director/ Controlling Shareholder	No. of Shares	%	No. of Shares	%	No. of Shares	%
Directors
Hong Qing Liang	10,068,460	58.52	–	–	10,068,460	58.52
Hong Peng You (1)	–	–	372,000	2.16	372,000	2.16
Low See Lien	–	–	–	–	–	–
Koh Boon Chiao	–	–	–	–	–	–
Tsang Ngo Yin	–	–	–	–	–	–

Substantial Shareholders
Hong Qing Liang	10,068,460	58.52	–	–	10,068,460	58.52

Note:

(1)	Shares are held by bank nominees.

None of the Directors or the substantial shareholders or their Associates has any interest, direct or indirect, in the Proposed Disposal, other than through their respective shareholdings in the Company as set out above.

6.	SERVICE CONTRACTS

No person is proposed to be appointed as a Director of the Company in connection with the Proposed Disposal. Accordingly, no service contract is proposed to be entered into between the Company and any such person.

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7.	DIRECTORS’ RECOMMENDATION

Having considered, inter alia, the terms, the rationale and the benefits of the Proposed Disposal, the Board is of the view that the Proposed Disposal is in the best interests of the Company and accordingly recommend that Shareholders vote in favour of the ordinary resolution pertaining to the Proposed Disposal to be proposed at the SGM.

The Directors, in rendering their recommendation, have not had regard to the specific investment objectives, financial situation, tax position or unique needs and constraints of any individual Shareholder. As different Shareholders would have different investment objectives and profiles, the Directors recommend that any individual Shareholder who may require advice in the context of his specific investment portfolio, should consult his stockbroker, bank manager, solicitor, accountant, tax adviser or other professional adviser immediately.

8.	SPECIAL GENERAL MEETING

The SGM, notice of which is set out on pages N-1 to N-3 of this Circular, will be held at Level 4, Training Room 4-2, 60 Cecil Street, ISCA House, Singapore 049709 on 31 July 2025 at 11.00

a.m. (Singapore Time) for the purpose of considering and, if thought fit, passing with or without modification, the ordinary resolution set out therein.

9.	ACTION TO BE TAKEN BY SHAREHOLDERS

The SGM will be held in a wholly physical format at Level 4, Training Room 4-2, 60 Cecil Street, ISCA House, Singapore 049709 on 31 July 2025 at 11.00 a.m. (Singapore Time). There will be no option to participate virtually. Shareholders may participate in the SGM by: (a) attending the SGM in person; (b) submitting questions to the Chairman of the Meeting in advance of, or at, the SGM; and/or (c) voting at the SGM (i) themselves; or (ii) through duly appointed proxy(ies).

Under the Companies Act, only a person who agrees to become a member of a Bermuda company and whose name is entered in the register of members of the Bermuda company is considered a member with rights to attend and vote at general meetings of such company. Accordingly, under the laws of Bermuda, a Depositor holding Shares through CDP would not be recognised as a shareholder of the Company and would not have the right to attend and vote at general meetings convened by the Company. In the event that a Depositor wishes to attend and vote at the SGM, the Depositor would have to do so through CDP appointing him/her/it as a proxy, pursuant to the Company’s Existing Bye-laws.

Pursuant to Bye-law 77(1)(b) of the Company’s Existing Bye-laws, unless CDP specifies otherwise in a written notice to the Company, CDP shall be deemed to have appointed the Depositors who are individuals and whose names are shown in the records of the CDP as at a time not earlier than 72 hours prior to the time of the relevant general meeting supplied by the CDP to the Company as the CDP’s proxies to vote on behalf of the CDP at a general meeting of the Company.

A Depositor shall not be entitled to attend the SGM and to speak and vote thereat as the CDP’s proxies unless his/her/its name appears in the Depository Register as at a time not earlier than 72 hours prior to the time fixed for the holding of the SGM, as certified by CDP to the Company.

Details of the steps for registration to attend the SGM, submission of questions and voting at the SGM by shareholders and the manner of submitting instruments appointing a proxy(ies) are set out in footnote 4 of the Notice of SGM.

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10.	LEGAL ADVISERS

The Company has appointed Chancery Law Corporation as the legal adviser to the Company as to the rules of the Listing Manual in relation to the preparation of this Circular and the Proposed Disposal.

11.	DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors collectively and individually accept full responsibility for the accuracy of the information given in this Circular and confirm after making all reasonable enquiries that, to the best of their knowledge and belief, this Circular constitutes full and true disclosure of all material facts about the Proposed Disposal, the Company and its subsidiaries, and the Directors are not aware of any facts the omission of which would make any statement in this Circular misleading. Where information in this Circular has been extracted from published or otherwise publicly available sources or obtained from a named source, the sole responsibility of the Directors has been to ensure that such information has been accurately and correctly extracted from those sources and/ or reproduced in this Circular in its proper form and context.

12.	DOCUMENTS FOR INSPECTION

The following documents are available for inspection at the office of Chancery Law Corporation at 138 Robinson Road, #26-03, Oxley Tower, Singapore 068906, during normal business hours on any weekday (public holidays excepted) for a period of three (3) months from the date of this Circular:

(a)	the Memorandum of Association and Existing Bye-laws of the Company;

(b)	the annual report of the Company for FY2024;

(c)	the SPA;

(d)	the First and Second Supplemental Agreements;

(e)	the First Valuation Report; and

(f)	the Second Valuation Report

Any Shareholder who wishes to inspect any of the foregoing documents should contact the Company at the email address info@chanceryllc.com at least three (3) working days in advance to make a prior appointment to inspect the document. The Company will arrange a date on which each Shareholder may come for inspection of the documents accordingly. Shareholders will need to identify themselves by stating his/her/its full name as it appears on his/her/its CDP/CPF/SRS share records, contact number and NRIC/Passport/UEN number and state the manner in which he/she/it holds his/her/its Shares in the Company (e.g. via CDP, CPF or SRS).

Yours faithfully,

For and on behalf of the Board

Fuxing China Group Limited

HONG QING LIANG

Executive Chairman

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SUMMARY OF THE FIRST VALUATION REPORT

23

16 October 2024

The Board of Directors Fuxing China Group Limited

Dear Sirs

Summary of the assets valuation report (the “Valuation Report”) in relation to the proposed transfer of the entire equity interest in Jinjiang Jianxin Weaving Co., Ltd.

1. Valuation Reference

Quanzhou Decheng Assets Appraisal Firm (General Partnership), ) (hereinafter referred to as “we” or the “Appraiser”) accepted the engagement of Fuxing China Group Limited (“the Company”) and carried out the appraisal work in accordance with the laws, administrative regulations and asset evaluation standards of the People’s Republic of China to appraise the market value of the entire shareholders’ equity interest of Jinjiang Jianxin Weaving Co., Ltd. (“Jianxin” or the “Assessee”) (owned by the Company’s wholly-owned subsidiary, Jade Star Group Holdings Limited) as of 31 July 2024 (the “Valuation”).

2. The Valuation Target and Scope

The subject matter of this Valuation is the entire shareholders' equity interest of Jianxin as of 31 July 2024.

The scope of this Valuation is limited to the information disclosed in the assessment declaration form as provided by the Assessee and does not consider any assets and liabilities which may exist but was not disclosed by the Assessee.

3. Basis of Valuation and Valuation Date

This Valuation has been prepared in accordance with the standards for asset appraisal issued by the Ministry of Finance and the asset appraisal practice standards and professional ethics standards issued by the China Asset Appraisal Association.

The entire shareholders’ equity interest of Jianxin has been valued on the basis of market value using the asset-based method.

“market value” is defined as the estimated amount for which an asset or liability should exchange on the valuation date between a willing buyer and a willing seller in a normal and fair transaction on arm’s length, acting rationally and without any coercion.

Valuation Date: 31 July 2024.

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4. Valuation Methodology and Rationale

A.	Analysis of the market approach:

The market approach is to evaluate the current fair market value of the Assessee based on the market prices of comparable assets or businesses as in the real-world market as a reference. It has the characteristics of direct evaluation angle and evaluation path, intuitive evaluation process, evaluation data directly taken from the market, and strong persuasive evaluation results. However, due to the lack of a fully developed and active capital market and the lack of more than three reference companies similar to the Assessee, the market approach is not adopted in this Valuation.

B.	Analysis of the income method:

The income method refers to an evaluation method that determines the value of an evaluation target by capitalizing or discounting its expected income. Based on the on-site investigation of the Assessee by our staff, the purpose of this Valuation and the current operating status of the Assessee, we are unable to reasonably forecast the future operating income of the Assessee. In summary, the income method cannot be used for the purposes of this Valuation.

C.	Analysis of the asset-based method:

For tangible assets, the asset-based method is based on the book value. As long as the book value is recorded accurately, it is relatively easy to use the asset-based method for this Valuation. Since the asset-based method is based on the assets and liabilities recorded on the balance sheet, from the perspective of asset cost, the market value (or other value types) of each individual asset and liability replaces its historical cost, and the liability valuation is deducted from the sum of the individual asset valuations so as to obtain the value of all shareholders' equity. After a comprehensive analysis of the company's financial status, operating conditions, and development prospects, we adopted the asset-based method for this Valuation.

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Application of asset-based method:

1) Non-currentassets

Non-current assets comprised of the following:

-	Fixed asset: property, plant and equipment

-	Intangible asset: land use right.

Valuation of the property, plant and equipment

The valuation of the property, plant and equipment is based on replacement cost method, which is an application under the asset-based method. It involved arriving at an asset’s value by reference to the present day cost, in an arms-length transaction of replacing that asset with a similar asset in a similar condition. The evaluation value is the current cost of replacing an asset and factoring in deduction for depreciation charges to take into account the asset’s current condition.

The properties comprised of 10 buildings with an aggregate construction area of 30,792.53 square meters. The replacement cost encompasses construction and installation costs, preliminary expenses, other associated costs, and reasonable capital costs.

The plant and equipment comprised of 9 machines and equipments, mainly computers, printers, servers and screw air compressors. The replacement cost is the purchase price to replace the equipment exclusive of value added tax.

Valuation of the intangible assets

The intangible assets within the scope of this Valuation primarily comprised of land use right. The land use right is located in 㕊㭞ⴁ㳰㮩摆ᴛ㱶⪈ⳤᴙⷿ⋐∹䨫 10 ⬎∹, with an area of 27,476.50 square meters. The land use right is for industrial usage and the expiry date is 31 January 2047. After taking into account the characteristics of the evaluation object, land usage, local land market conditions, and collected land-related information, the benchmark land price adjustment method is employed for valuation.

2) Current assets and liabilities

Our valuation has been prepared by checking and verifying to the various documents like accounting statements and vouchers, financial operation information, bank statements and relevant agreements, contracts, invoices and other financial information provided by the Assessee in the course of our evaluation.

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5. Valuation Results

In accordance with the provisions of relevant laws, administrative regulations and asset evaluation standards, we have adhered to the principles of independence, objectivity and fairness, adopted the asset-based method, and evaluated the market value of all the shareholders' rights and interests of Jianxin as at the Valuation Date of 31 July 2024 in accordance with the necessary evaluation procedures. Based on the above assessment, the following conclusions are drawn:

On July 31, 2024, the book value of the total assets of Jianxin was RMB28,140,596.54, the appraised value was RMB51,064,096.46, and the increase in value was RMB22,923,499.92, with an appreciation rate of 81.46%; The carrying value of the total liabilities was RMB42,759,201.66 and the appraised value was RMB42,759,201.66, with no increase or decrease. The carrying value of all shareholders' equity was RMB-14,618,605.12, and the appraised value was RMB8,304,894.80, with an appreciation of RMB22,923,499.92 and an appreciation rate of 156.81%. The conclusions of the assessment are presented in the table below:

Summary of Asset Valuation Results (Asset-Based Method)

			Valuation Currency: RMB
project		book value	Appraisal value	Increase or decrease in value	Value- added rate%.
		A	B	C=B-A	D=C/A×100
1. Current assets	1	1,743,544.77	1,742,930.57	-614.20	-0.04
2. Non-current assets	2	26,397,051.77	49,321,165.89	22,924,114.12	86.84
Fixed asset	3	19,243,944.19	30,005,186.39	10,761,242.20	55.92
Intangible asset		7,153,107.58	19,315,979.50	12,162,871.92	170.04
3. Total assets	4	28,140,596.54	51,064,096.46	22,923,499.92	81.46
4. Current liabilities	5	36,770,472.83	36,770,472.83	0.00	0.00
5. Non-current liabilities	6	5,988,728.83	5,988,728.83	0.00	0.00
6. Total liabilities	7	42,759,201.66	42,759,201.66	0.00	0.00
7. The value of all shareholders' equity	8	-14,618,605.12	8,304,894.80	22,923,499.92	156.81

Note: The book value of the total assets and liabilities and carrying value of the shareholders’ equity are the same as per reflected in the audited report of Jianxin of its assets and liabilities as at 31 July 2024 issued by Hanlin Certified Public Accountants (General Partnerships) whereby the Company has commissioned an audit on the assets and liabilities of Jianxin as at 31 July 2024 and unqualified audit opinion has been issued.

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Other Matters

(1) Reports Issued by Other Institutions

The audit report No. [2024] HLA10-003, issued by Fuzhou Hanlin Certified Public Accountants (General Partnership) on 8 October 2024, was utilized for this Valuation. While asset appraisal professionals analyze and interpret the financial statements in accordance with the requirements of the selected appraisal methods, it is not within our purview to provide professional opinions on whether the financial statements fairly present the financial position, current operating results, and cash flows as of the appraisal base date.

6. Valuation Assumptions

A.

Transaction assumptions. It is assumed that the Assessee is already in the process of trading, the Appraiser will conduct an appraisal based on the simulated market such as the trading conditions of the appraiser. The transaction assumption is one of the most basic assumptions for asset valuation to be carried out.

B.

Open market assumptions. It is assumed that the market the Assessee operates in an open market. The open market refers to a competitive market with voluntary buyers and sellers, in which buyers and sellers are on equal footing, have access to sufficient market information and time, and transactions between buyers and sellers are carried out on voluntary, rational, non- compulsory or unrestricted conditions.

C.

It is assumed that the business of the Assessee is legitimate, the Assessee will continue to operate in accordance with the current business mode and business scale, there will be no unforeseen factors that cause it to be unable to continue to operate and the existing use of the assessed assets will remain unchanged and continue to be used.

D.	The basic assumption of this Valuation is based on the specific purpose listed in the Valuation Report.

E.

The assets assessed in this Valuation are based on the actual stock on the Valuation Date, and the current market value of the relevant assets is based on the domestic effective price on the Valuation Date.

F.

It is assumed that there are no significant changes in the relevant laws and regulations in force in the country affecting the operation of the Assessee and the basic policies of the industry to which the Assessee belongs. It is assumed that there will be no significant changes in the macroeconomic situation, no significant changes in the political, economic and social environment of the area in which the Assessee is located, and no significant impact from other unpredictable and force majeure factors.

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G.	The relevant basic information and financial information provided by the Assessee and the Company are true, accurate and complete.

H.	It is assumed that the ownership of the assets within the scope of the assessment belongs to the Assessee and there are no property right disputes.

I.

Unless otherwise specified, this assessment does not consider the impact of mortgages and guarantees that may be borne by the equity or related assets of the Assessee on the appraised value, nor does it consider the impact of changes in national macroeconomic policies and natural and other force majeure forces on asset prices.

J.	In this assessment, the income tax impact arising from the increase or decrease in the assessment of the relevant assets and liabilities of the Assessee is not considered.

K.	The accounting policies to be adopted by the Company in the future and the accounting policies adopted in the preparation of the Valuation Report are basically the same in important respects.

L.

The scope of assessment is only subject to the assessment declaration form provided by the Assessee and does not consider the contingent assets and contingent liabilities that may exist outside the list provided by the Assessee.

In the event that there is any inconsistency with the above assumptions, the results of this Valuation will generally become invalid.

7. Confidentiality, Disclosure and Publication

A.	The Valuation Report may only be used for the purposes and uses stated therein and cannot be used for any other purposes and uses.

B.

If the client or any other user of the Valuation Report fails to use the Valuation Report in accordance with the provisions of laws, administrative regulations and the scope of use stated in the Valuation Report, the Appraiser and its professionals shall not be held responsible.

C.

Except for the client, other Valuation Report users as agreed pursuant to the engagement between the Appraiser and the Company, and such other users as specified in the applicable laws and administrative regulations of the People’s Republic of China, no other organisation or individual can become a user of the Valuation Report.

D.

Users of the Valuation Report should correctly understand the Valuation Results. The Valuation Results is not equivalent to the actual market value of the entire equity interest of the Assessee , and the Valuation Results should not be taken as a guarantee for the actual market value of the entire equity interest of the Assessee.

The above content is extracted from the full text of the Valuation Report. In order to understand the details of this evaluation project and reasonably understand the evaluation conclusions, you should carefully read the full text of the Valuation Report and pay special attention to all the notes of the Valuation Report.

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SUMMARY OF THE SECOND VALUATION REPORT

30

10 March 2025

The Board of Directors Fuxing China Group Limited

Dear Sirs

Summary of the assets valuation report (the “Valuation Report”) in relation to the proposed transfer of the entire equity interest in Jinjiang Jianxin Weaving Co., Ltd.

1. Valuation Reference

Fujian Jinnuo Land Real Estate Assets Appraisal Co., Ltd. (hereinafter referred to as “we” or the “Appraiser”) accepted the engagement of Fuxing China Group Limited (“the Company”) and carried out the appraisal work in accordance with the laws, administrative regulations and asset evaluation standards of the People’s Republic of China to appraise the market value of the entire shareholders’ equity interest of Jinjiang Jianxin Weaving Co., Ltd. (“Jianxin” or the “Assessee”) (owned by the Company’s wholly-owned subsidiary, Jade Star Group Holdings Limited) as of 31 July 2024 (the “Valuation”).

2. The Valuation Target and Scope

The subject matter of this Valuation is the entire shareholders' equity interest of Jianxin as of 31 July 2024.

The scope of this Valuation is limited to the information disclosed in the assessment declaration form as provided by the Assessee and does not consider any assets and liabilities which may exist but was not disclosed by the Assessee.

3. Basis of Valuation and Valuation Date

This Valuation has been prepared in accordance with the standards for asset appraisal issued by the Ministry of Finance and the asset appraisal practice standards and professional ethics standards issued by the China Asset Appraisal Association and in accordance with the International Valuation Standards.

The entire shareholders’ equity interest of Jianxin has been valued on the basis of market value using the cost method.

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“market value” is defined as the estimated amount for which an asset or liability should exchange on the valuation date between a willing buyer and a willing seller in a normal and fair transaction on arm’s length, acting rationally and without any coercion.

Valuation Date: 31 July 2024.

4. Valuation Methodology and Rationale

A.	Analysis of the market approach:

The market approach in enterprise value evaluation refers to the evaluation method of comparing the evaluated object with comparable listed companies or comparable transaction cases to determine the value of the evaluated object. The two specific methods commonly used in the market approach are the comparison method of listed companies and the comparison method of transaction cases. The comparative method of listed companies refers to the specific method of obtaining and analyzing operational and financial data of comparable listed companies, calculating value ratios, and determining the value of the evaluated object based on comparative analysis with the evaluated unit. Transaction case comparison method refers to the specific method of obtaining and analyzing data on the buying, selling, acquisition, and merger cases of comparable enterprises, calculating value ratios, and determining the value of the evaluated object based on comparative analysis with the evaluated unit. The selection and use of market approach must have two prerequisites: firstly, the comparable reference materials of the evaluation object have an open market and active transactions; secondly, the necessary information about the transaction can be obtained. As there are not enough comparable trading cases and comparable listed companies in the industry and asset size with the evaluated object in the market recently, the conditions for adopting the market approach for evaluation have not been met

B.	Analysis of the income method:

The income method refers to an evaluation method that determines the value of an evaluation target by capitalizing or discounting its expected income. There are three prerequisites for assessing the value of an enterprise using the income approach: firstly, the future income of the assessed unit can be reasonably expected and measured in monetary terms; secondly, the risk corresponding to the expected income can be measured; and thirdly, the income period can be determined or reasonably expected. The income approach was not used in this valuation as we are unable to reasonably forecast the future operating income of the Assessee arising from the halt in the production of dyed yarn and orders received for dyed yarn were outsourced to third-parties by the Assessee.

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C.	Analysis of the cost method:

The cost method in enterprise value evaluation refers to the evaluation method that reasonably evaluates the value of various assets and liabilities on and off the balance sheet of the evaluated unit based on the evaluation benchmark date, and determines the value of the evaluated object. The use of cost method to evaluate enterprise value requires two prerequisites: firstly, the evaluated unit must be able to identify various assets and liabilities on and off the balance sheet; secondly, asset appraisal professionals are able to evaluate each asset and liability of the evaluated unit separately.

As the assets and liabilities of the evaluated unit can be reasonably identified based on accounting policies, business operations, and other factors, appropriate and specific evaluation methods can be selected according to the characteristics of each asset and liability, and the operational conditions for implementing these evaluation methods are met, we adopted the cost method for this Valuation.

Adoption of cost method:

1) Non-currentassets Non-current assets comprised of the following:

Non-current assets	Net Book Value RMB	Appraisal Value RMB	Increase in value RMB	% increase

Fixed asset
Property	19,243,944.19	29,515,112.00	10,271,167.81	53.37
Plant and equipment	-	4,843.00	4,843.00	100.00
	19,243,944.19	29,519,955.00	10,276,010.81	53.4
Intangible asset
Land use right	7,153,107.58	19,343,456.00	12,190,348.42	170.42
Total	26,397,051.77	48,863,411.00	22,466359.23	85.11

Valuation of the property, plant and equipment

The valuation of the property, plant and equipment is based on replacement cost method. It involved arriving at an asset’s value by reference to the present day cost, in an arms-length transaction of replacing that asset with a similar asset in a similar condition. The evaluation value is the current cost of replacing an asset and factoring in deduction for depreciation charges to take into account the asset’s current condition.

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The properties comprised of 10 buildings with a construction area of 30,792.53 square meters. The replacement cost encompasses construction and installation costs, preliminary expenses, other associated costs, and reasonable capital costs.

The plant and equipment comprised of 9 machines and equipments, mainly computers, printers, servers and screw air compressors. The replacement cost is the purchase price to replace the equipment exclusive of value added tax.

Valuation of the intangible assets

The intangible assets within the scope of this Valuation primarily comprised of land use right. The land use right registration no is ᱻഭ⭘(2000)ㅜ 01141 ਧ and is located at ᱻ⊏ᐲ␡⋚䭷 ь⎧ᆹᐕъᔰਁ४ㅜ 10 ሿ४, with an area of 27,476.50 square meters. The land use right is for industrial usage and the expiry date is 31 January 2047. After taking into account the characteristics of the evaluation object, land usage, local land market conditions, and collected land-related information, the benchmark land price adjustment method is employed for valuation.

2) Current assets and liabilities

Our valuation has been prepared by checking and verifying to the various documents like accounting statements and vouchers, financial operation information, bank statements and relevant agreements, contracts, invoices and other financial information provided by the Assessee in the course of our evaluation.

5. Valuation Results

In accordance with the provisions of relevant laws, administrative regulations and asset evaluation standards, we have adhered to the principles of independence, objectivity and fairness, adopted the asset-based method, and evaluated the market value of all the shareholders' rights and interests of Jianxin as at the Valuation Date of 31 July 2024 in accordance with the necessary evaluation procedures. Based on the above assessment, the following conclusions are drawn:

On July 31, 2024, the book value of the total assets of Jianxin was RMB28,140,596.54, the appraised value was RMB50,606,955.77, and the increase in value was RMB22,466,359.23, with an appreciation rate of 79.84% carrying value of the total liabilities was RMB42,759,201.66 and the appraised value was RMB42,759,201.66, with no increase or decrease. The carrying value of all shareholders' equity was RMB-14,618,605.12, and the appraised value was RMB7,847,754.11, with an appreciation of RMB22,466,359.23 and an appreciation rate of 153.68%. The conclusions of the assessment are presented in the table below:

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Summary of Asset Valuation Results (Cost Method)

			Valuation Currency: RMB
Project		Book value	Appraisal value	Increase in value	% increase
		A	B	C=B-A	D=C/A×100
1. Current assets	1	1,743,544.77	1,743,544.77	0.00	0.00
2. Non-current assets	2	26,397,051.77	48,863,411.00	22,466,359.23	85.11
Fixed asset	3	19,243,944.19	29,519,955.00	10,276,010.81	53.40
Intangible asset		7,153,107.58	19,343,456.00	12,190,348.42	170.42
3. Total assets	4	28,140,596.54	50,606,955.77	22,466,359.23	79.84
4. Current liabilities	5	36,770,472.83	36,770,472.83	0.00	0.00
5. Non-current liabilities	6	5,988,728.83	5,988,728.83	0.00	0.00
6. Total liabilities	7	42,759,201.66	42,759,201.66	0.00	0.00
7. The value of all shareholders' equity	8	-14,618,605.12	7,847,754.11	22,466,359.23	153.68

Note: The book value of the total assets and liabilities and carrying value of the shareholders’ equity are the same as per reflected in the audited report of Jianxin of its assets and liabilities as at 31 July 2024 issued by Hanlin Certified Public Accountants (General Partnerships) whereby the Company has commissioned an audit on the assets and liabilities of Jianxin as at 31 July 2024 and unqualified audit opinion has been issued.

Other Matters

(1) Reports Issued by Other Institutions

The audit report No. [2024] HLA10-003, issued by Fuzhou Hanlin Certified Public Accountants (General Partnership) on 8 October 2024, was utilized for this Valuation. While asset appraisal professionals analyze and interpret the financial statements in accordance with the requirements of the selected appraisal methods, it is not within our purview to provide professional opinions on whether the financial statements fairly present the financial position, current operating results, and cash flows as of the appraisal base date.

6. Valuation Assumptions

In this valuation, the valuer made the following evaluation assumptions:

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(1) General assumptions

A) Trading assumption

The trading assumption is that the appraiser evaluates the value based on a simulated market, such as the trading conditions of the asset to be evaluated, assuming that all assets to be assessed are already in the process of being traded. The transaction assumption is one of the most basic assumptions for asset valuation to be carried out.

B) Open market assumption

The open market assumption refers to the fact that assets can be freely bought and sold in a fully competitive market, and their prices depend on the value judgment of independent buyers and sellers of assets under the supply conditions of a certain market. An open market assumption is a hypothetical description or qualification of the market conditions to be entered and the impact that an asset will receive under more sophisticated market conditions.

The so-called open market refers to a fully competitive market with a large number of buyers and sellers. In this market, buyers and sellers are on an equal footing. Both parties to an asset transaction have the opportunity and time to obtain sufficient market information, and the trading behavior of both buyers and sellers is voluntary and rational, rather than under mandatory or restricted conditions. Both buyers and sellers can make rational judgments about the asset's function, purpose, and transaction price. The open market assumption is based on the fact that an asset can be bought and sold publicly in the market.

C) Going concern assumption

The going concern assumption is the assumption that the business activities of an operating entity will continue and that the business activities of the entity will not be suspended or terminated for a foreseeable period of time in the future.

Assuming that an operating entity is composed of some assets and liabilities for a specific purpose and needs to perform a certain function, it is assumed that the operating entity will continue to perform that specific function for this specific purpose for a predictable period of time in the future.

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(2) Special assumptions

1. There are no major changes in the current macroeconomic, financial and industrial policies of the countries or regions involved in the business of the Assessee;

2. There will be no significant changes in the socio-economic environment and the implemented policies such as taxes and tax rates during the future business period, and the operation and business of the Assessee will not be seriously interrupted by any force majeure events or unpredictable factors beyond its control, including but not limited to wars, military incidents, natural disasters or major disasters (such as floods and typhoons), epidemics or serious accidents;

3. The management of the Assessee is conscientious, the existing business scope has not undergone significant changes, the internal control system of the Assessee is comprehensive and effective, and the risk management measures are adequate and appropriate;

4. The acquisition and utilization of the production and business premises of the assessed unit shall be consistent with the assessment base date and shall not change;

5. The basic information and financial information provided by the client and the Assessee are true, accurate and complete;

6. Inflation is not taken into account.

According to the requirements of asset valuation, the asset appraisal professional determines that these prerequisites are established on the appraisal base date, and when the economic environment changes greatly in the future, the asset appraisal professional will not be liable for deducing different appraisal conclusions due to the change of the preconditions.

7. Confidentiality, Disclosure and Publication

Scope of use of asset appraisal report

1.  User of asset appraisal report

The asset appraisal report is only for use by the users of the asset appraisal report as stipulated in the asset appraisal commission contract and in accordance with laws and administrative regulations.

2.  The purpose of asset appraisal report

The client or other users of the asset appraisal report shall use the asset appraisal report in accordance with the laws, administrative regulations, and the purposes and uses stated in the asset appraisal report.

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3. Validity period of evaluation conclusion

According to current regulations, the validity period of this asset appraisal report is usually one year, from the appraisal benchmark date of 31 July 2024 to 30 July 2025. Usually, asset valuation reports can only be used when the evaluation benchmark date is no more than one year away from the economic activity realization date. If the price standard of the evaluated asset fluctuates significantly or the factors affecting the value of the evaluated object change significantly after more than one year, or even if it has not exceeded one year, the conclusion of this asset evaluation report cannot be adopted.

4.  Excerpts, citations, or disclosures of asset appraisal reports

(1) Without the written permission of the principal, asset appraisal institutions and their asset appraisal professionals shall not provide or disclose the content of asset appraisal reports to third parties, except as otherwise provided by laws and administrative regulations.

(2) Without the consent of the asset appraisal institution, the content of the asset appraisal report shall not be excerpted, quoted, or disclosed in public media, except as otherwise provided by laws, administrative regulations, and relevant parties' agreements.

(3) If the client and other users of the asset appraisal report fail to use the asset appraisal report in accordance with laws, administrative regulations, and the scope of use specified in the asset appraisal report, this asset appraisal institution and its asset appraisal professionals shall not be held responsible.

(4) Except for the principal, other users of asset appraisal reports as stipulated in the asset appraisal commission contract, and users of asset appraisal reports as required by laws and administrative regulations, no other institution or individual may become a user of asset appraisal reports.

(5) The user of the asset appraisal report should correctly understand and use the appraisal conclusion. The appraisal conclusion is not equivalent to the achievable price of the appraisal object, and should not be considered as a guarantee of the achievable price of the appraisal object.

(6) The conclusion of this evaluation reflects the fair evaluation opinion of the evaluated object based on the principles of the open market for the purpose of this evaluation under the evaluation assumptions listed in this asset evaluation report. It does not take into account the impact of possible future mortgage and guarantee matters, as well as special transaction parties that may lower or increase prices on the evaluation value. When the current conditions and evaluation assumptions change, the evaluation conclusion generally becomes invalid. This asset appraisal institution does not assume any legal responsibility for the invalidation of the appraisal conclusion due to changes in these conditions.

(7) This asset appraisal institution has the final interpretation right of this asset appraisal report.

The above content is extracted from the full text of the asset evaluation report. In order to understand the details of this evaluation project and reasonably understand the evaluation conclusions, you should carefully read the full text of the asset evaluation report and pay special attention to all the notes in the report.

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FUXING CHINA GROUP LIMITED

(Company Registration No: 38973)

(Incorporated in Bermuda)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a Special General Meeting (“SGM” or the “Meeting”) of Fuxing China Group Limited (the “Company”) will be convened and held at Level 4, Training Room 4-2, 60 Cecil Street, ISCA House, Singapore 049709 on Thursday, 31 July 2025 at 11.00 a.m. (Singapore Time) for the purposes of considering and, if thought fit, passing with or without modifications, the following resolution:

“AS ORDINARY RESOLUTION

THE PROPOSED DISPOSAL OF AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF THE COMPANY

THAT:-

(i)

the Company’s proposed disposal of the entire equity interest held by the Company’s wholly- owned subsidiary, Jade Star Group Holdings Limited, in Jinjiang Jianxin Weaving Co., Ltd., (the “Proposed Disposal”) be and is hereby approved; and

(ii)

the Directors of the Company and each of them be and is hereby authorised to complete and do all such acts and things (including, without limitation, executing all such agreements and documents as may be required and furnishing all such information and taking any and all action and execute and file any and all documents and agreements as may be required) as they may in their absolute discretion consider expedient or necessary or in the interests of the Company to give effect to the Proposed Disposal and this Ordinary Resolution.”

BY ORDER OF THE BOARD

Chua Kern

Company Secretary

Singapore, 16 July 2025

Notes:

1.

Members will be able to vote at the SGM in person, or by appointing proxy(ies) to vote on their behalf. A member can appoint the Chairman of the SGM as his/her/its proxy but this is not mandatory. A proxy need not be a member of the Company.

2.

If a Depositor (who is not an individual) whose name appears in the Depository Register (as defined in Section 81SF of the Securities and Futures Act 2001 of Singapore) wishes to attend and vote at the SGM, then he/she/it should complete the Proxy Form and deposit the duly completed Proxy Form at the Company’s Singapore Share Transfer Agent at Boardroom Corporate & Advisory Services Pte. Ltd. at 1 Harbourfront Avenue, Keppel Bay Tower #14-07, Singapore 098632 by 11.00 a.m. on Monday, 28 July 2025 (being not less than seventy-two (72) hours before the time appointed for holding the SGM).

3.	If the Depositor is a corporation, the instrument appointing a proxy must be executed under its seal or the hand of its duly authorised officer or attorney.

N-1

4.

The SGM will be held in a wholly physical format at Level 4, Training Room 4-2, 60 Cecil Street, ISCA House, Singapore 049709 on Thursday, 31 July 2025 at 11.00 a.m. (Singapore Time). There will be no option to participate virtually.

Members may participate in the SGM by:

(a)	attending the SGM in person;
(b)	submitting questions to the Chairman of the SGM in advance of, or at, the SGM; and/or
(c)	voting at the SGM (i) themselves; or (ii) through duly appointed proxy(ies).

Printed copies of the Notice of SGM, the accompanying Proxy Form and the Request Form will be sent by post to members and published on the SGXNet at https://www.sgx.com/securities/company-announcements.

The Circular (including the Notice of SGM, the accompanying Proxy Form and Request Form) will be published on the SGXNet at the URL https://www.sgx.com/securities/company-announcements. Printed copies of the Circular will not be sent to members of the Company unless requested for by a member submitting a request by email to oilinfxcg@gmail.com by 24 July 2025. The following information must be provided:–

(i)	the member’s full name;
(ii)	the member’s address; and
(iii)	the manner in which the shares are held.

A printed copy of the Circular will then be sent to the address specified by the member.

Details of the steps for registration, submission of questions and voting at the SGM by members are set out below:

A.	Attend in person at the SGM

Members and (where applicable) duly appointed proxies can attend the SGM in person. They will first need to register personally at the registration counter(s) outside the SGM venue on the day of the event, and should bring along their NRIC/passport to enable the Company to verify their identity for entry to the physical meeting.

Registration will commence at 10.30 a.m. (Singapore Time). Members are advised not to attend the SGM if they are feeling unwell.

B.	Submit questions in advance of, or at, the SGM

Members, including Supplementary Retirement Scheme Investors (“SRS Investors”), can submit substantial and relevant questions related to the resolution to be tabled at the SGM in advance of, or at, the SGM.

Submitting questions in advance of the SGM. Members including, SRS Investors, may submit substantial and relevant questions related to the resolution to be tabled at the SGM to the Chairman of the SGM, in advance of the SGM, in the following manner:

•	Via email. Members may submit their questions via email to oilinfxcg@gmail.com.

When submitting questions via email, members should provide the Company with the following details to enable the Company to verify their status as shareholders:

(i)	the member’s full name (as per CDP records);
(ii)	the last four alphanumeric characters of the member’s NRIC/FIN/Passport No./UEN;
(iii)	the member’s address; and
(iv)	the manner in which the member holds his/her/its shares in the Company (e.g., CDP).

Deadline for submitting questions in advance of the SGM. All questions submitted in advance of the SGM via email must be received by the Company by 11.00 a.m. on Thursday, 24 July 2025.

Asking questions at the SGM. Members and (where applicable) duly appointed proxies may also ask substantial and relevant questions related to the resolution to be tabled for approval at the SGM, at the SGM itself.

Addressing questions. The Company will address all substantial and relevant questions received from members by publishing its responses to such questions by 11.00 a.m. on Saturday, 26 July 2025 on the SGX website prior to the SGM.

The Company will address any subsequent clarifications sought, or substantial and relevant follow-up questions (which are related to the resolution to be tabled for approval at the SGM) received after the 24 July 2025 submission deadline which have not already been addressed prior to the SGM, as well as those substantial and relevant questions received at the SGM, at the SGM itself. Where substantially similar questions are received, the Company will consolidate such questions and consequently not all questions may be individually addressed.

Minutes of SGM. The Company will publish the minutes of the SGM on the SGX website, and the minutes will include the responses to substantial and relevant questions and clarifications from members (if any) which are addressed during the SGM within one (1) month after the date of the SGM.

N-2

C.	Vote in person, or appoint proxy(ies) to vote, at the SGM

Members can vote at the SGM themselves or through duly appointed proxy(ies). Please refer to paragraph A above regarding registration in person at the SGM venue.

Members who wish to appoint a proxy(ies) must submit an instrument appointing a proxy(ies).

Submission of instruments appointing a proxy(ies). The instrument appointing a proxy(ies) must be submitted to the Company in the following manner:

•

if submitted by post, be deposited at the Company’s Singapore Share Transfer Agent, Boardroom Corporate & Advisory Services Pte. Ltd. at 1 Harbourfront Avenue, #14-07 Keppel Bay Tower, Singapore 098632; or

•	if submitted by email, to oilinfxcg@gmail.com,

in either case, by 11.00 a.m. on Monday, 28 July 2025 (being not less than seventy-two (72) hours before the time appointed for holding the SGM) (or at any adjournment thereof) and in default the instrument of proxy shall not be treated as valid.

A member who wishes to submit an instrument appointing a proxy(ies) can either use the printed copy of the Proxy Form which is sent to him/her/it by post, and complete and sign the Proxy Form, before submitting it by post to the address provided above, or before scanning and submitting it by email to the email address provided above.

If a member wishes to appoint the Chairman of the SGM as proxy, such member (whether individual or corporate) must give specific instructions as to voting for, voting against, or abstentions from voting on, each resolution in the instrument appointing the Chairman of the SGM as proxy. If there is no specific instruction as to voting or abstentions from voting in respect of a resolution in the form of proxy, the appointment of the Chairman of the SGM as proxy for that resolution will be treated as invalid.

Where a member appoints proxy(ies), he/she/it may give specific instructions as to voting, or abstentions from voting, in respect of the resolution in the Proxy Form, failing which the proxy(ies) will vote or abstain from voting at his/her/its discretion, as he/she/it may on any other matter arising at the SGM.

Deemed revocation of proxy appointment if member attends the SGM in person. Completion and submission of the instrument appointing a proxy(ies) by a member will not prevent him/her from attending, speaking and voting at the SGM if he/she so wishes. The appointment of a proxy(ies) for the SGM shall be deemed to be revoked if the member attends the SGM in person, and in such event, the Company reserves the right to refuse to admit any person or persons appointed under the relevant instrument appointing a proxy(ies), to the SGM.

Please refer to the detailed instructions set out in the Proxy Form.

Personal data privacy statement:

By submitting an instrument appointing a proxy(ies) and/or representative(s) to attend, speak and vote at the SGM and/or any adjournment thereof, a member/Depositor of the Company (i) consents to the collection, use and disclosure of the member’s/ Depositor’s personal data by the Company (or its agents) for the purpose of the processing and administration by the Company (or its agents) of proxies and representatives appointed for the SGM (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the SGM (including any adjournment thereof), and in order for the Company (or its agents) to comply with any applicable laws, listing rules, regulations and/or guidelines (collectively, the “Purposes”), (ii) warrants that where the member/Depositor discloses the personal data of the member’s/Depositor’s proxy(ies) and/ or representative(s) to the Company (or its agents), the member/Depositor has obtained the prior consent of such proxy(ies) and/ or representative(s) for the collection, use and disclosure by the Company (or its agents) of the personal data of such proxy(ies) and/or representative(s) for the Purposes, and (iii) agrees that the member/Depositor will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the member’s/Depositor’s breach of warranty.

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